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                                                                     Exhibit 7.1

FOR IMMEDIATE RELEASE:
CONTACT: BARRY REIFLER
         CHIEF FINANCIAL OFFICER
         (901) 683-7868


               VISIONAMERICA FILES TO REORGANIZE UNDER CHAPTER 11

MEMPHIS, Tenn. (March 31, 2001). VisionAmerica Incorporated announced that on March 30, 2001, the Company and 23 of its direct and indirect subsidiaries (the "Debtors") filed voluntary petitions under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Western District of Tennessee, Western Division (the "Chapter 11 Cases").

The Chapter 11 Cases have been assigned to Judge William Houston Brown and designated as Case No. 01-24615-B. The Chapter 11 cases are being administered jointly. Each of the Debtors continues to operate its business and manage its property as debtor-in-possession pursuant to section 1107 and 1108 of the Bankruptcy code. No trustee or examiner has been appointed in the Chapter 11 Cases.

VisionAmerica Incorporated is an eye care company that provides facilities and services to ophthalmologists and optometrists in an integrated system of primary, medical, and surgical eye care. The Company was founded on and advocates the principle of cooperative professional relationships between optometrists and ophthalmologists in patient care and practice building activities.